Advanced Semiconductor Engineering, Inc.
26 Chin Third Road, Nantze Export Processing Zone

Nantze, Kaohsiung, Taiwan

 Republic of China

January 6, 2017

Via E-mail

Amanda Ravitz, Esq
Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Advanced Semiconductor Engineering, Inc.

Registration Statement on Form F-4

Filed November 22, 2016

File No. 333-214752

Dear Ms. Ravitz:

This letter is submitted by Advanced Semiconductor Engineering, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff in the Office of Electronics and Machinery in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form F-4, File No. 333-214752, filed on November 22, 2016 (as amended, the “Form F-4”), as set forth in your letter to the Company dated December 19, 2016. In response to the Staff’s comments, the Company is also filing via EDGAR under separate cover Amendment No. 1 to the Form F-4 (“Amendment No. 1”). For your convenience, the text of the Staff’s comments is set forth below (in bold), followed in each case by the response. Please note that all references to page numbers in the responses are references to Amendment No. 1.

Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 1.

Prospectus Summary, page 1

1.	Except where a limited exception applies, a registrant must have a legal existence prior to the effectiveness of a registration statement under which the registrant seeks to register its securities. It does not appear that any exceptions to this requirement apply. As such, please amend to name a legally existing registrant. Likewise your legal opinion filed as Exhibit 5.1 must relate to securities of a legally existing registrant.

Applicable ROC Law

In response to the Staff’s comment and further to a telephone conversation with the Staff on December 21, 2016, the Company has confirmed with its Republic of China (“ROC”) counsel, that as a matter of ROC law, in a share exchange transaction involving the listing of a new holding company, it is not possible for the new holding company, ASE Industrial Holding Co., Ltd (“Holdco”), to come into existence until the closing of the share exchange, and as a result it is not possible for Holdco to be the registrant prior to the effectiveness of the Form F-4.

The following summarizes the advice of the Company’s ROC counsel.

According to Article 4 of the ROC Mergers and Acquisitions Law, the term "share exchange" is defined as "a company transferring all its issued shares to another company in exchange for shares, cash or other assets in that company as the consideration for shareholders of the transferring company.". Paragraph 1 of Article 29 of the ROC Mergers and Acquisitions Law further provides that "If resolved by the general meeting, a company may by means of share exchange be acquired by any other surviving or newly incorporated company as a 100% held subsidiary company pursuant to the following requirements….".

In the current transaction, the Company and Silicon Precision Industries Co., Ltd (“SPIL”) entered into the Joint Share Exchange Agreement based on the above provisions of ROC law to form a new holding company by way of statutory share exchange. By way of summary, at the closing of the share exchange (a) the shareholders of the Company will be entitled to receive new shares issued by Holdco in exchange for their Company shares; and (b) the shareholders of SPIL will be entitled to receive cash consideration paid by Holdco in exchange for their SPIL shares. In other words, the SPIL shareholders will be cashed out and it is only the Company’s shareholders that will receive shares of Holdco.

Under ROC Company Law, a new company must be formed by a resolution of a “promotors' meeting”. After the promotors' meeting passes such a resolution, the promotors are required to pay the consideration to subscribe for the initial shares to be issued by the new company. Once the promotors fully pay the consideration for subscription for initial shares, the promotors must file an application with the appropriate local government authority (in this case, the Ministry of Economic Affairs ("MOEA")) to incorporate the new company. MOEA will examine and confirm whether the consideration for the subscription of the initial shares has been fully paid by the promotors. Once MOEA approves the incorporation of the new company, the company will be duly incorporated and existing under ROC law.

Paragraph 4 of Article 29 of ROC Mergers and Acquisitions Law provides that “If the transferee company is a newly incorporated company, the general meeting held under Item 1, Paragraph 1 of this Article shall be deemed as the meeting of promoters of the transferee company; directors and supervisors may be elected in that same meeting without being subject to Article 128, Articles 129 through 139, 141, 155 and 163(2) of the Company Act)”. For the purposes of the current transaction, the Company’s shareholders will be regarded as Holdco's "promotors" and will immediately become Holdco's shareholders when they receive Holdco's new shares at closing of the share exchange. The Company shares held by Company shareholders (i.e., Holdco’s promotors) will be regarded as the consideration for subscription for (or, under the concept of statutory share exchange, in exchange for) Holdco's initial shares. Accordingly, MOEA will not grant approval (and Holdco cannot be incorporated and and come into existence) until the day the promotors fully pay the consideration (Company shares) for subscribing for Holdco's new shares (i.e., the closing of the share exchange).

In addition to the formal requirements relating to the formation of Holdco set out above, in order to have Holdco’s shares listed in the ROC substantially concurrently with the closing of the share exchange, Holdco’s incorporation needs to meet certain requirements under the TWSE listing rules.

Under the TWSE listing rules, if the Company and SPIL transferred all their respective outstanding shares to a “non-listed” company (i.e. Holdco) by way of statutory share exchange, the new shares to be issued by such non-listed company would not be eligible for listing on the closing date of the share exchange. Instead, Holdco would be required to file a new listing application with the TWSE after acquiring all the shares of ASE and SPIL. In such a scenario, although there may be certain administrative exemptions available to Holdco to shorten the application timeline, the Company’s ROC counsel would still expect that there would be a period of up to 6 months during which none of the Company’s or SPIL’s, or Holdco’s shares, would be listed for trading on the TWSE; a result that would clearly not be viable for shareholders.

The TWSE’s Operating Rules provide for an exemption to the rules described in the preceding paragraph that, if applicable, avoids the need to have a period during which the shares are not be listed. Under Paragraph 1, Article 53-14 of the Operating Rules of the Taiwan Stock Exchange Corporation, if the Company and SPIL transfer all of their respective shares as consideration for the formation of a new holding company, the shares to be issued by such holding company to the Company’s shareholders (as the share exchange consideration) may be listed on the TWSE at the closing of the share exchange.

The full translated text of the Paragraph 1, Article 53-14 of the Operating Rules of the Taiwan Stock Exchange Corporation is as follows, with the relevant part of the rule underlined (note that the term “share conversion” within the rule should be read as referring to a “statutory share exchange”):

“When a company limited by shares or a foreign company converts its shares to another newly established company under Article 53-11 to 53-13, the TWSE listed company or TWSE primary listed company whose converted shares are anticipated to account for the greatest proportion of the anticipated issued shares of the newly established company shall carry out with the TWSE the various procedures set forth in the subparagraphs hereinbelow on behalf of all the companies whose shares are being converted, and after the TWSE has reviewed the application for compliance with regulations, the trading of such company's(ies') originally listed securities shall be suspended 2 trading days prior to (and non-inclusive of) the book closure date, and the securities shall be delisted from the record date of the share conversion; provided, if shares of a single or multiple TWSE listed or GTSM listed companies are converted into a newly established company to form an investment holding company, the securities of the investment holding company may be listed and traded from the record date of the share conversion, but trading of the originally listed securities shall be suspended beginning 8 days before the record date of the share conversion (counting non-inclusively of that date):”

The result of the foregoing rules is that the corporate existence of Holdco will only be established at the closing of the share exchange. An indicative timeline of anticipated events is as follows:

•	Following the conclusion of certain ongoing regulatory approvals, the Company and SPIL's respective boards will convene a general meeting of shareholders ("GM") to approve the share exchange transaction. Currently the parties anticipate that this step could occur at the end of March, 2017.

•	Mid-June 2017 (it takes 12 trading days plus 60 calendar days for a listed company's board of directors to call a GM under ROC law): The Company and SPIL will hold their respective GMs to approve the share exchange transaction. The Company’s GM will also constitute Holdco's promotors' meeting, and will elect directors and supervisors of Holdco who will take office at closing.

•	End of June 2017: The Company and SPIL will jointly determine the tentative closing date and file the applications with the TWSE for delisting of the Company and SPIL and listing of Holdco. The Company currently anticipates that the approval of this application will take around one month.

•	End of July 2017: TWSE will approve the Company’s and SPIL's delisting and the listing of Holdco.

•	Beginning of August 2017: Holdco's future directors (having been elected at the promotors' meeting) act on behalf the promotors (i.e., ASE’s shareholders) to file an application with MOEA for incorporation of Holdco. The applicant is required to state on its application the closing date of the share exchange and MOEA will grant its approval for the incorporation on such share exchange closing date.

•	September 1, 2017: MOEA will approve the incorporation of Holdco. This date will be the closing date of the share exchange and the date on which Holdco comes into existence.

Instructions to Form F-4

We would direct the Staff to instruction 3 to Form F-4. Instruction 3 provides as follows:

“If the securities to be offered are those of a corporation not yet in existence at the time the registration statement is filed which will be a party to a consolidation involving two or more existing corporations, then each such existing corporation shall be deemed a registrant and shall be so designated on the cover page of this Form, and the registration statement shall be signed by each such existing corporation and by the officers and directors of each such existing corporation as if each such existing corporation were the registrant”.

We would respectfully submit that this instruction is pertinent to the current transaction between the Company and SPIL, as it amounts to a consolidation involving two existing companies, in which the securities being offered are those of a corporation not yet in existence.

Sompo Japan Insurance Inc./Nipponkoa Insurance Company Limited

We would refer the Staff to the Form F-4 filed on November 25, 2009 by each of Sompo Japan Insurance Inc. (“Sompo”) and Nipponkoa Insurance Company Limited (“NICL”) and the Post-Effective Amendment No. 1 to Form F-4 filed by NKSJ Holdings, Inc. (“Newco”) on April 1, 2010 (the “Sompo F-4”). We would respectfully suggest that the facts and circumstances of the Sompo/Nipponkoa transaction are substantially similar to the ASE/SPIL transaction and provide for an appropriate solution to resolve the Staff’s comment No. 1.

The Sompo/Nipponkoa transaction involved a business combination transaction by means of a share for share exchange whereby the existing shareholders of each of Sompo and Nipponkoa would exchange their respective shares for shares in a newly incorporated holding company, Newco.

According to the Sompo F-4, in particular page 86, and the filed form of Business Integration Agreement, the corporate existence of Newco would not be established until the closing of the share exchange, and accordingly Newco would not be in existence at the timing of filing or effectiveness of the Sompo F-4.

Immediately following closing of the share exchange, on April 1, 2010, Newco filed a post-effective amendment to Form F-4. The explanation to the post-effective amendment stated:

“The Registrant was formed on April 1, 2010 as the holding company for SOMPO JAPAN INSURANCE INC. (“Sompo Japan”) and NIPPONKOA Insurance Company, Limited (“Nipponkoa”) in a statutory share exchange under Japanese law. The public offering of the Registrant’s shares to U.S. persons in connection with the statutory share exchange was registered under the Securities Act of 1933, as amended (the “Securities Act”), on the registration statement on Form F-4 (No. 333-163336) (the “Registration Statement”) filed with the Securities and Exchange Commission on November 25, 2009. The Registration Statement was filed by each of Sompo Japan and Nipponkoa, since at the time the Registrant was not yet in existence. The Registration Statement was declared effective on November 27, 2009. The Registrant is filing this post-effective amendment to the Registration Statement in order to adopt the Registration Statement as its own for all purposes under the Securities Act.”

Conclusion

We would respectfully submit to the Staff as follows:

(a) as a result of requirements imposed by ROC law, in connection with a share exchange transaction involving a newly listed holding company, it is not possible for the legal existence of Holdco to be established any earlier than the closing of the share exchange;

(b) Instruction 3 to Form F-4 appears to envisage the possibility of business combination transactions whereby the entity whose securities are being offered as part of the transaction will not exist at the time the Form F-4 is filed;

(c) the Sompo/Nipponkoa transaction presented the Staff with substantially similar facts to the current transaction involving the Company and SPIL, and in that case, the existing legal entities whose shareholders would be offered registered securities as part of the transaction, both signed the Form F-4, and substantially contemporaneously with the closing of that transaction and the coming into existence of the new holding company, the new holding company filed a post-effective amendment to Form F-4 adopting the registration statement; and

(d) in light of the above, we would respectfully submit that ASE, as the existing legal entity whose shareholders will be offered registered securities as part of the consolidation with SPIL, is the correct entity to sign the Form F-4 and that substantially contemporaneously with the closing of the share exchange, Holdco will file a post-effective amendment to the Form F-4 adopting the registration statement as its own for all purposes under the Securities Act.

Unaudited Pro Forma Condensed Financial Statements, page 21

2.	Please tell us when you will provide the information missing from your pro forma financial statements.

In response to the Staff’s comment, the Company has updated the pro forma financial statements from page 21 to page 28 of Amendment No. 1 to address this issue.

Recommendation and Approval of the ASE Board and Reasons for the Share Exchange, page 36

3.	Please expand your disclosure here to explain what consideration, if any, the ASE Board gave to the history of prior litigation between ASE and SPIL and any negative implications thereof when it made its recommendation that the ASE shareholders vote “FOR” the approval of the Joint Share Exchange Agreement and related transactions.

In response to the Staff’s comment, the Company has revised the disclosure on page 38 of Amendment No. 1 to address this issue.

Opinions of ASE’s Independent Expert, page 39

4.	Please disclose who recommended the consideration to be paid in the proposed transaction. See Item 1015(b)(5) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of Amendment No. 1 to address this issue.

*       *       *

Please note that Amendment No. 1 also includes certain other updates to the Company’s disclosures and internal conforming changes.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 1; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of the Form F-4. Please do not hesitate to contact the undersigned or George R. Bason, Jr. at 212-450-4340 or James C. Lin at +852-2533-3368, if you have any questions regarding Amendment No. 1 or this letter.

Sincerely,

Advanced Semiconductor Engineering, Inc.

By:	/s/ Jason C.S. Chang
Chairman and Chief Executive Officer

cc:	George R. Bason, Jr., Esq. and James C. Lin, Esq. (Davis Polk & Wardwell LLP)